Exhibit 99.1

Blue Hat Announces Closing of Previously Announced Sale of Senior Secured Convertible Notes and Warrants

XIAMEN, China, July 17, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced the closing on July 15, 2020 of its previously announced sale of $3,262,000 of senior secured convertible notes in a private placement to two accredited institutional investors, together with the issuance of warrants to acquire up to 784,000 ordinary shares of the Company, for an aggregate cash purchase price of $2,800,000 (reflecting an original issue discount of $462,000).

“We are pleased to announce the closing of the transaction previously announced on July 9, 2020," said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “We believe this investment helps strengthen our financial position and provides the Company with the resources to grow its business. As a consumer-centric company, we are committed to providing our users with an engaging and interactive experience.”

FT Global Capital, Inc. acted as exclusive placement agent for the transaction.

Further details regarding the transaction can be found in the Company’s Reports on Form 6-K filed with the Securities and Exchange Commission on July 9, 2020 and the date hereof.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company's interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://ir.bluehatgroup.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net

Phil Lisio

The Foote Group

Phone: +86 135-0116-6560

Email: phil@thefootegroup.com